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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _2_ )*

                                GIBSON GREETINGS INC
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   374-827-103
                                -----------------
                                 (CUSIP Number)

                      Shawn Barnes, Portfolio Analyst
                             MAXUS INVESTMENT GROUP
                       1301 EAST NINTH STREET, SUITE 3600
                           CLEVELAND, OHIO 44114-1800
                                 (216) 687-1000
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  APRIL 16, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 374-827-103
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Maxus Investment Group / ID # 34-1049596
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
        00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                     56,500
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                         790,623
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                          56,500
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                             790,623
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  847,123
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.35 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 374-827-103
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gelfand Maxus Asset Management Inc. / ID # 34-1654250
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                0
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                    790,623
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     0
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        790,623
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         790,623
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.99 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 374-827-103
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Frederick D. DiSanto / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                4,000
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                         0
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     4,000
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                             0
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         4,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.03 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 374-827-103
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Denis J. Amato / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                1,000
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                         0
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     1,000
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                             0
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.01 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 374-827-103
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard A. Barone / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                56,500
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                    790,623
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     56,500
                   ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        790,623
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         847,123
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.35 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
                            Amendment to Schedule 13D

Item 1.           Security and Issuer

         This Statement relates to the shares of Common Stock (the "Shares") of Gibson Greetings. The address of Issuer's principal officers is 2100 Section Rd, Cincinnati, Ohio 45237.

Item 2.           Identity and Background

         This Amendment Statement is filed on behalf of all persons and entities and participants of Resource Management, Inc., an entity incorporated under the laws of the State of Ohio and commonly known as the Maxus Investment Group (hereinafter "MIG"), Frederick D. DiSanto, an individual (hereninafter "Mr. DiSanto"), Denis J. Amato, an individual (hereninafter "Mr. Amato), Richard A. Barone, an individual (hereinafter "Mr. Barone"), Gelfand Maxus Asset Management Inc, an entity incorporated under the laws of the State of Ohio (hereinafter "GMAM") and Maxus Securities Corp, an entity incorporated under the laws of the State of Ohio (hereinafter "MSC"). The aforementioned person and entities are collectively referred to herein as the "Filing Persons". The business address of the aforementioned persons and entities is 1301 East Ninth Street, 36th Floor, Cleveland, Ohio 44114-1800.

         The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

         GMAM and MAM are registered investment advisors having the power to dispose of the Shares owned by the investment clients for which they act as advisors. MSC is a broker-dealer. MIG is a financial services corporation which owns all of the outstanding shares of GMAM, MAM and MSC. Mr. DiSanto is a director of GMAM: director and Chief Operating Officer of MIG. Mr. Amato is the President and director of GMAM: Mr. Barone is a director of GMAM; the controlling shareholder of MIG; principally employed as CEO and President of MIG, MAM and MSC; Chairman of Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund, Maxus Ohio Heartland Fund, and Maxus Aggressive Value Fund, all of which are registered under the Investment Company Act of 1940. See
Amended Exhibit A attached to this amended Schedule 13D for additional information on executive officers.

Item 3.           Source and Amount of Funds or Other Consideration

         GMAM owns no Shares directly but GMAM may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 790,623 Shares purchased by GMAM for the account of its investment clients. GMAM disclaims beneficial ownership of such Shares.

Item 4.           Purpose of Transaction

         The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may purchase additional shares, maintain their present ownership of shares or sell some or all othe the shares. Additionally, at a future time, there is nothing which would preclude one or more of the Filing Persons from acquiring additional shares and/or attempting to influence or change the direction of the issuer.

Item 5.           Interest in Securities of the Issuer

         Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of April 16, 1999, and the percentage of the Shares outstanding represented by such ownership (based on 15,831,897 shares outstanding):

Name:                              No. of Shares         Percent of Class

Gelfand Maxus Asset                  790,623                   4.99 %
 Management, Inc.(1)

Maxus Asset Management(2)             46,500                   0.29 %

Frederick D. DiSanto(3)                4,000                   0.03 %

Denis J. Amato (4)                     1,000                   0.01 %

Total(5)                             847,123                   5.35 %

(1) These Shares are owned by investment clients of GMAM and MAM who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares under its Investment Management Agreement with such clients. GMAM disclaims beneficial ownership of all such Shares.
(2) MAM disclaims beneficial ownership of all such Shares. (3) Mr. DiSanto claims beneficial ownership of these shares. (4) Mr. Amato claims beneficial ownership of these shares. (5) Mr. Barone owns no shares directly but, by virtue of his positions as CEO and President of MAM and MIG he may be deemed to beneficially own the 847,123 Shares. Mr. Barone disclaims beneficial ownership of all such Shares.

Item 6.           Contracts, Arrangements, Understanding or
                  Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7.           Material to be Filed as Exhibits

Exhibit A Description of Directors and Executive officers of GMAM, MAM and MIG, and MSC.

Exhibit B Relevant Transactions in Shares.

Exhibit C Conforming Copy

                                   Signatures


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                    Gelfand Maxus Asset Management


Date: ___________   by: /s/ Denis J. Amato
                    Denis J. Amato, President




                    Maxus Asset Management

Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone





                    Maxus Investment Group

Date: ___________   by:/s/ Richard A. Barone
                    Richard A. Barone, President




                    Maxus Securities Corp

Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone, President

                                    Exhibit A
Entity                           Directors 1, 2        Executive Officers
----------------------           ------------------    -------------------------
Gelfand Maxus Asset              Denis Amato           Denis Amato,
Management, Inc.                                       President

                                                       Robert W. Curtin,
                                                       Secretary

                                 Richard A. Barone

                                 Fred D. DiSanto

                                 Ivan Gelfand

                                 Umberto Fedeli



Maxus Asset Management           Richard A. Barone     Richard A. Barone,
                                                       President

                                                       Robert W. Curtin,
                                                       Secretary

                                 N. Lee Dietrich

                                 Sanford Fox



Maxus Investment Group           Richard A. Barone     Richard A. Barone,
                                                       Chief Executive Officer

                                                       Robert W. Curtin,
                                                       Secretary & Sr. Vice-
                                                       President

                                 Ivan Gelfand          Ivan Gelfand, Chairman

                                 Fred D. DiSanto       Fred D. DiSanto, Chief
                                                       Operating Officer

                                 Denis J. Amato        Denis J. Amato, Chief
                                                       Investment Officer

                                 Alan R. Schwartz



Maxus Securities Corp.           Richard A. Barone     Richard A. Barone,
                                                       CEO & President

                                 Robert W. Curtin      Robert W. Curtin,
                                                       Secretary

                                 Robert F. Pincus      Robert F. Pincus,
                                                       Vice President


1 Each of the Directors and Executive Officers listed above is a United States citizen.

2 The business address of the Filing Persons are as follows: Denis J. Amato; Richard A. Barone; Robert W. Curtin; N. Lee Dietrich; Fred D. DiSanto; Umberto Fedeli; Sanford Fox; Ivan Gelfand; Robert F. Pincus; Alan R. Schwartz; Gelfand Maxus Asset Management, Inc.; Maxus Asset Management, Inc.; Maxus Investment Group; and Maxus Securities Corp.: 1301 East Ninth Street, 36th Floor Cleveland, Ohio 44114-1800.

                                    EXHIBIT B

                            	Gibson Greetings (GIBG)
                            SECURITY CROSS REFERENCE

Date                                            Unit
Purchased           Quantity                    Cost
---------          ----------                   ------
Shares held          514,898                       N/A
 on  1-1-99

Sells
01-13-99                      600               $11.46
03-29-99                      375                $7.34
04-08-99                     5000                $9.25
04-09-99                      800                $8.62
04-09-99                      700                $8.62
                        ---------
                             7475

Buys
01-15-99                      500               $11.50
02-03-99		     5000		 $9.65
02-03-99		     5000		 $9.71
02-03-99                     5000                $9.68
02-03-99		     3000		 $9.56
02-03-99	 	     4000		 $9.69
02-03-99		     1000		 $9.56
02-03-99                     1500                $9.56
02-03-99		     1000		 $9.56
02-03-99                     2500                $9.68
02-03-99		    10000		 $9.44
02-04-99		     1000		 $9.50
02-04-99		     4000		 $9.50
02-05-99		     3000		 $9.25
02-05-99		     2000		 $9.31
02-05-99		     1000		 $9.31
02-05-99                      500                $9.32
02-05-99		     5000		 $9.19
02-08-99		     4000		 $9.06
02-08-99                      400                $9.32
02-08-99		     3600		 $9.31
02-08-99		     2000		 $9.37
02-08-99		     1500		 $9.06
buys (continued)

02-08-99                      500                $8.94
02-08-99		     1000		 $8.93
02-08-99		     3500		 $8.93
02-08-99		     1500		 $9.31
02-08-99		     1500		 $9.31
02-08-99		     2000		 $9.31
02-08-99		     2000		 $9.13
03-01-99		     1000		 $7.94
03-03-99                      500                $7.94
03-03-99		     1000		 $7.98
03-04-99		     2000		 $7.94
03-04-99		     4000		 $7.94
03-08-99		     3000		 $8.32
03-08-99		     1000		 $8.37
03-08-99		     1000		 $8.37
03-08-99                      500                $8.35
03-08-99                      500                $8.25
03-08-99		     3000		 $8.31
03-08-99		     1500		 $8.43
03-08-99		     5000		 $8.43
03-08-99                      200                $8.21
03-08-99                      800                $8.19
03-08-99		    13000		 $8.13
03-11-99		     1000		 $7.81
03-11-99		     1000		 $7.88
03-12-99                      500                $7.59
03-15-99		     7000		 $7.49
03-15-99                      500                $7.67
03-15-99		     5000		 $7.44
03-16-99		     3000		 $7.19
03-16-99		     5000		 $7.08
03-16-99		     2000		 $6.81
03-16-99		     3500		 $6.75
03-16-99		     2000		 $6.87
03-16-99		     1000		 $6.88
03-16-99                      300                $6.95
03-16-99		     4700		 $7.00
03-16-99                      500                $6.88
03-16-99		     3500		 $7.00
03-16-99		     1000		 $6.81
03-16-99                      500                $6.98
03-16-99		     5000		 $6.63
03-16-99                      200                $7.18
03-16-99		     1800		 $7.28
buys (continued)

03-17-99		     3000		 $7.25
03-17-99		     2000		 $7.28
03-17-99		     5000		 $7.06
03-17-99		     6500		 $7.06
03-18-99		     1500		 $6.94
03-18-99		     1500		 $6.94
03-19-99                      500                $6.94
03-19-99                      300                $7.10
03-22-99		     5000		 $6.75
03-22-99		     1000		 $6.72
03-22-99                      400                $6.71
03-22-99                      100                $6.71
03-22-99                      600                $6.71
03-22-99		     7900		 $6.75
03-22-99		     1000		 $6.75
03-22-99		     9000		 $6.75
03-23-99                      500                $6.38
03-23-99		     1000		 $6.38
03-23-99                      500                $6.37
03-23-99		     1000		 $6.38
03-23-99		     1000		 $6.37
03-23-99		    10000		 $6.37
03-23-99                      500                $6.45
03-23-99		     2000		 $6.50
03-24-99		     2000		 $6.62
03-24-99		     1000		 $6.63
03-24-99		     1000		 $6.62
03-24-99		     3700		 $6.49
03-24-99		     3300		 $6.56
03-24-99		     2300		 $6.44
03-24-99		     1700		 $6.50
03-24-99                      400                $6.20
03-24-99                      900                $6.25
03-24-99                      500                $6.31
03-24-99		     3200		 $6.43
03-29-99                      500                $7.64
03-29-99		     1000		 $7.75
03-29-99                      500                $7.88
03-31-99		     1000		 $7.51
03-31-99		     2000		 $7.51
04-05-99		     1200		 $7.58
04-05-99		     1000		 $7.44
04-05-99		     1000		 $7.44
04-06-99                      400                $7.31
04-06-99                      500                $7.47
04-06-99		     1000		 $7.45
04-09-99                      100                $8.48
04-09-99                      900                $8.44
04-12-99		     3000		 $8.13
04-13-99                      500                $8.47
04-15-99		     2500		 $6.28
04-15-99		     5000		 $6.25
04-15-99		     1000		 $6.38
04-15-99		     1000		 $6.44
04-15-99		     9000		 $6.50
04-15-99		    10000		 $6.43
04-15-99		    10000		 $6.37
04-15-99                      500                $6.38
04-15-99		     1000		 $6.38
04-15-99		     2900		 $6.25
04-15-99		     2100		 $6.31
04-15-99		     5000		 $6.43
04-15-99                      500                $6.32
04-15-99                      500                $6.34
04-15-99		     4000	 	 $6.37
04-15-99                    10000                $6.34
04-15-99		     1000		 $6.35
04-15-99		     1000		 $6.38
04-15-99		     1000		 $6.07
04-15-99                      800                $6.31
04-15-99		     1000		 $6.07
04-15-99		     1000		 $6.43
04-16-99                      500                $6.34
04-16-99		     2000		 $6.19
04-16-99		     2000		 $6.19
04-16-99		     1000		 $6.29
04-16-99                      500                $6.77
                          -------
                          339,700